

Mail Stop 3628

May 17, 2016

Via E-mail
Eric Gebhard
Chief Executive Officer
World Omni Auto Leasing LLC
190 Jim Moran Blvd
Deerfield Beach, FL 33442

> **Re: World Omni Auto Leasing LLC**
> **World Omni LT**
> **Registration Statement on Form SF-3**
> **Filed April 22, 2016**
> **File Nos. 333-210865 and 333-210865-01**

Dear Mr. Gebhard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please file your required exhibits with your next amendment, including the forms of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Form of Prospectus

Asset Representations Reviewer, page 54

3. We note your placeholders on page 54 that disclosures will be added relating to the asset representations reviewer. Please revise your disclosure to include bracketed language to describe the asset representations reviewer's duties and responsibilities, any limitations on its liability, any indemnification provisions, the removal, replacement or resignation provisions, and the asset representations reviewer's compensation.

The Leases

Representations and Warranties Relating to the Units, page 64

4. We note your disclosure on page 65 that "if Auto Lease Finance LLC or the Depositor discovers a breach of certain representations and warranties...which breach is not cured in all material respects on or before the end of the Collection Period in which Auto Lease Finance LLC discovers such incorrectness…then the applicable Unit will be removed from the Reference Pool." We also note your disclosure on page 68 that the "Servicer will evaluate…any reallocation request received from the Indenture Trustee, any Noteholder or any other party to any of the transaction documents…" Please revise your disclosure to specify the mechanics of the determination of breach and the reallocation request. Specifically, please include disclosure that indicates the process by which the noteholders would be able to act directly to make a reallocation request.

Asset Representations Review – Voting Trigger, page 66

5. We note your statement that "[a]ny beneficial owner of Notes may act through their respective DTC participants." We also note that the Form 10-D will specify the applicable voting procedures and will also specify the voting deadline that will be used to calculate whether the requisite amount of noteholders have cast affirmative votes to direct the asset representations reviewer to commence a review. Please confirm and revise to clarify that the Form 10-D will include voting procedures for the beneficial owners, or revise to include the applicable procedures for the beneficial owners.

Dispute Resolution for Reallocation Requests, page 68

6. We note your disclosure that a reallocation request will be deemed to be resolved if the lease subject to a reallocation request was part of an asset representations review and the findings and conclusions of the asset representations reviewer state that no tests were

failed for the lease. Because this provision prevents a party from being able to effectively utilize the dispute resolution provision, this limitation on the availability of dispute resolution is inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sep. 4, 2014) ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request..."). Please remove this provision or confirm supplementally that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

7. We note your statement that "any mediation or arbitration will be held in New York City at the offices of the mediator or arbitrator *or at another location selected by Auto Lease Finance LLC* (*emphasis added*)." Please revise to describe the process by which Auto Lease Finance LLC would select another location, such that the selected location would not prevent a party from being able to effectively utilize the dispute resolution provision.

8. We note your disclosure that details of the reallocation request and the dispute resolution will be kept confidential. Please confirm to us that these restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

[Credit Risk Retention]

[Eligible Horizontal Residual Interest Option] – [Eligible Horizontal Cash Reserve Account], page 119

9. Please revise your disclosure to include bracketed disclosure regarding the sponsor's provision of post-closing disclosure relating to the eligible horizontal cash reserve account, including where such disclosure will be found. Please refer to Rule 4(c)(1)(iii)(C) of Regulation RR.

[Eligible Horizontal Residual Interest Option] – [Eligible Horizontal Residual Interest], page 119

10. We note that, in calculating the fair value of the residual interest, you have assumed that leases prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

Exhibits

11. We note that you did not include a Form of Depositor certification for shelf offerings of asset-backed securities pursuant to Item 601(b)(36) of Regulation S-K. Please provide this in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any questions.

                                                Sincerely,

                                              /s/ Katherine Hsu

                                              Katherine Hsu
                                              Office Chief
                                              Office of Structured Finance

cc: Peter Sheptak, World Omni Financial Corp.
         James Antonopoulos, Kirkland & Ellis LLP